FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

2.	Secretarial Compliance Report

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below submission to the Indian Stock Exchanges:

Pursuant to Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD1/27/2019 dated February 8, 2019, please find enclosed the Annual Secretarial Compliance Report of the Bank for the financial year ended March 31, 2019 issued by M/s Parikh Parekh & Associates, Practicing Company Secretaries.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

PARIKH PAREKH & ASSOCIATES (Regd.) COMPANY SECRETARIES

Office :

111, 11th Floor, Sai-Dwar CHS Ltd,

Sab TV Lane, Opp Laxmi Industrial Estate

Off Link Road, Above Shabari Restaurant,

Andheri (W), Mumbai : 400 053

Tel. : 26301232/26301233 I 26301240

Email : cs@parikhassociates.com

            parikh.associates@rediffmail.com

Secretarial Compliance Report of ICICI BANK LIMITED for the year ended March 31, 2019

To,

ICICI BANK LIMITED ICICI Bank Tower, Near Chakli Circle,

Old Padra Road,

Vadodara 390007

We Parikh & Associates have examined:

a)	all the documents and records made available to us and explanation provided by ICICI Bank Limited ("the listed entity"),

b)	the filings/ submissions made by the listed entity to the stock exchanges, c) Website of the listed entity,

d)	any other document/ filing, as may be relevant, which has been relied upon to make this certification,

for the year ended March 31, 2019 ("Review Period") in respect of compliance with the provisions of :

a)	the Securities and Exchange Board of India Act, 1992 ("SEBI Act") and the Regulations, circulars, guidelines issued thereunder; and

b)	the Securities Contracts (Regulation) Act, 1956 ("SCRA"), rules made thereunder and the Regulations , circulars, guidelines issued thereunder by the Securities and Exchange Board of India ("SEBI");

The specific Regulations, whose provisions and the circulars/ guidelines issued thereunder, have been examined, include:-

a)	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements ) Regulations, 2015;

b)	Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

c)	Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

d)	Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018; (Not Applicable to the Company during the review period)

e)	Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;

f)	Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

PARIKH PAREKH & ASSOCIATES (Regd.)	Continuation Sheet
g)	Securities and Exchange Board of India (Issue and Listing of Non-Convertible and Redeemable Preference Shares) Regulations, 2013;(Not Applicable to the Company during the review period)

h)	Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

i)	SEBI (Investment Advisers) Regulations 2013;

j)	SEBI (Custodian Of Securities) Regulations, 1996;

k)	SEBI (Bankers to an Issue) Regulations, 1994;

1)	SEBI (Debenture Trustee) Regulations, 1993;

m)	Securities and Exchange Board of India (Stock Brokers and Sub-Brokers) Regulations, 1992;

n)	Securities and Exchange Board of India (Depositories and Participant) Regulations, 2018;

o)	The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

p)	The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014

and circulars/ guidelines issued thereunder;

and based on the above examination, We hereby report that, during the Review Period:

a)	The listed entity has complied with the provisions of the above Regulations and circulars/ guidelines issued thereunder, except in respect of matters specified below:-

Sr. No.	Compliance Requirement (Regulations/ circulars/ guidelines including specific clause)	Deviations	Observations/ Remarks of the Practicing Company Secretary
Nil

b)	The listed entity has maintained proper records under the prov1s10ns of the above Regulations and circulars/ guidelines issued thereunder in so far as it appears from our examination of those records.

c)	The following are the details of actions taken against the listed entity I its promoters/ directors/ material subsidiaries either by SEBI or by Stock Exchanges (including under the Standard Operating Procedures issued by SEBI through various circulars) under the aforesaid Acts/ Regulations and circulars/ guidelines issued thereunder:

Sr. No.	Action taken by	Details of violation	Details of action taken E.g. fines, warning letter, debarment, etc.	Observations/ remarks of the Practicing Company Secreta!)', if any.
1.	SEBI	The Company andit's Show cause - Managing Director & CEO notice issued received a Notice from	Show cause notice issued	-

PARIKH PAREKH & ASSOCIATES (Regd.)	Continuation Sheet

Sr. No.	Action taken by	Details of violation	Details of action taken E.g. fines, warning letter, debarment, etc.	Observations/ remarks of the Practicing Company Secreta!)', if any.

SEBI on May 24, 2018 under Rule 4(1) of SCR (Procedure for Holding Inquiry and imposing penalties by Adjudicating Officer) Rules 2005 requiring responses on matters relating to alleged non-compliance with certain provisions of the erstwhile Listing Agreement and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. The Company has submitted its reply to SEBI.

2	SEBI	The Company and it's ex- Compliance Officer of the Company received a Notice from SEBI on July 31, 2018 under Rule 4(1) of SCR (Procedure for Holding Inquiry and imposing penalties by Adjudicating Officer) Rules 2005 requiring responses on matters relating to alleged non-compliance with certain provisions of the erstwhile Listing Agreement with respect to delayed disclosure of an agreement relating_ to merger of the erstwhile Bank of Rajasthan with the Company.	Show cause notice issued	--

PARIKH PAREKH & ASSOCIATES (Regd.)	Continuation Sheet
d)	The listed entity has taken the following actions to comply with the observations made in previous reports:

Sr. No.	Observations of the Practicing Company Secretary in the previous reports	Observations made in the secretarial compliance report for the year ended .............. (The years are to be mentioned)	Actions taken by the listed entity, if any	Comments of the Practicing Company Secretary on the actions taken by the listed entity
Not Applicable

Place: Mumbai Date: 06.05.2019	Signature: Name of the Practicing Company Secretary:	P. N. Pari FCS No.:327 C P No.:1228

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 24, 2019	By:	//s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager